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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2006
Commission File Number: 000-49605

<u>Commander Resources Ltd.</u>
(Name of Registrant)

<u>Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8</u>
(Address of principal executive offices)

   1. Material Change Report 6-01, and News Release 6-01
   2. News Releases 6-02, 6-03

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   January 20, 2006

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

January 20, 2006
CCN Mathews News Wire Service
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports sampling results from its Blue Hills and White Bear Uranium properties located in Newfoundland.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-01, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

              Contact: Kenneth E. Leigh
                                              President
                                              (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of February, 2006.

cc: TSX Venture Exchange
          Alberta Securities Commission
          B.C. Securities Commission



Schedule A

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: January 20, 2006
TSX Venture Exchange: CMD
Shares Issued: 39,599,648
News Release: #06-01

URANIUM POTENTIAL EXPANDED

Commander Resources Ltd. (CMD-TSX Venture) reports the discovery of eight high grade uranium results from the Company's latest round of work on its Newfoundland uranium properties. Two of these are particularly encouraging as they are from bedrock exposures not previously sampled. The current results confirm that the uranium mineralization is predominantly stratiform, following chemically-favourable stratigraphic units or beds of unknown lateral and depth extent. This is important as it opens up the potential for large tonnage deposits on the property.

At Blue Hills, the bedrock outcrop at the Main Showing was extended by backhoe trenching approximately five metres along strike before the trench was flooded. The bedrock along this five metre zone was continuously radiometric. Two channels were cut in the trench, approximately two metres east from a previously reported channel sample that ran 0.11% U308 (2.36 pounds per tonne) over 1.5 metres.

The two new channels assayed 0.18% U308 over a 1.4 metre length and 0.14% U308 over a 1.3 metre length respectively. Detailed mapping and sampling of the Main Showing outcrop and trench clearly demonstrate that uranium mineralization is continuous within the fine grained sediment-volcanic host in a stratabound setting over nearly ten metres. It could not be followed further due only to deepening overburden and the limitations of the small excavator. Additional samples were collected from the eastern end of the trench before it was flooded. Results are awaited from these samples.

A new uranium showing 400 metres west of the known "Chan" showing returned two bedrock composite chip samples assaying 0.11% U308 and 0.09% U308 and a locally derived boulder chip composite sample assaying 0.66% U3O8 at a volcanic – sedimentary contact. The Chan prospect is located about seven kilometres west from the Main Showing.

A composite chip sample from a new showing in outcrop from the Baggs Hill granite intrusive assayed 0.49% U3O8, the highest result received to date from the granite indicating that significant potential may exist in the granite bodies themselves.

Four additional samples, collected near the Hawks Nest, Fat Lip, Main and #4 prospects assayed between 0.14% U3O8 and 0.36% U308. These were from coarse angular float considered to be sourced by these prospects.

At White Bear, 158 metres of back hoe trenching was completed in 14 trenches to follow-up sixteen composite rock chip samples that returned values ranging from 0.13% to 1.32% U3O8 previously reported in a news release dated November 1, 2005. The back-hoe was a mini-excavator capable of being transported by helicopter. Bedrock was not reached due to overburden depth, the limited depth capacity of the back hoe and flooding of the trenches. The area of the Doucette Prospect, considered to be a high priority target by the Company, remains to be followed up and evaluated by a subsurface sampling method such as percussion drilling.

Updated maps will be posted to the Company's website once all interpretation is complete.

Detailed interpretation of the soil sample data and geophysical data collected as part of the fall program is underway and will be presented once compiled with the prospecting and mapping results. The compiled data will then be used to plan the next phase of work. Due to the extensive overburden cover and lack of outcrop, the next step in areas of known mineralization, geochemical and geophysical anomalies may include percussion drilling to sample the bedrock beneath the cover. An airborne magnetic and radiometric survey is also being considered to cover the larger property area once the snow melts.

Samples were trucked to Eastern Analytical Laboratory in Springdale N.F. where samples were coarse crushed. Twenty-eight samples were sent to ACME Analytical Laboratory, Vancouver, B.C. and twenty-three samples were processed by the Geoanalytical Laboratories at the Saskatchewan Research Council ("SRC"), Saskatoon, Saskatchewan, an independent laboratory. Samples were analyzed by both labs using their standard U_3O_8 extraction methods.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The Company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Bernard Kahlert
V.P. Exploration

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: January 26, 2006
TSX Venture Exchange: CMD
Shares Issued: 39,599,648
News Release: #06-02

Alto Commences Infill Drilling On Despinassy Gold Project

Vancouver, B.C., January 26, 2006. Joint venture partners **Alto Ventures Ltd. (ATV: TSX-V)** and **Commander Resources Ltd. (CMD: TSX-V)** are pleased to announce the commencement of a 5,000 metre (m) drill program on the Despinassy gold project in Quebec.

The program will include infill drilling on the DAC deposit as well as drilling to be conducted approximately 1 km east of the DAC at Area 2, where previous drilling by Cameco Corporation ("Cameco") intersected up to 34 grams per tonne (g/t) gold in a similar geological setting to DAC.

The objective of the DAC drill program is to bring closer to definition, an inferred resource at shallow depths through infill drilling of gold zones initially discovered by Cameco. From 1997 through 2001, Cameco completed over 20,000 m of diamond drilling in 63 holes and intersected several zones of mineralization with assays up to 26.1 g/t gold over 3.1 m and thicker intervals with grades greater than 5 g/t gold over 9.7 m. In 2005, Alto completed a 5,307 m drill program (20 holes) which demonstrated continuity of gold mineralization at DAC.

The Despinassy project is located within the Abitibi greenstone belt, approximately 75 kilometres (km) north of Val D'Or, Quebec. Gold mineralization is widespread over the 6 km strike length of the Despinassy Shear Zone suggesting excellent potential for additional gold deposits. A study completed by Hubacheck Consulting Geologists (HCG) of Mississauga, ON, on the DAC deposit concluded that a potential gold deposit ranging from 303,000 tonnes to 670,000 tonnes with grades ranging from 6.8 g/t to 7.8 g/t of gold has been outlined along a 300 m strike length and to a depth of 360 m. The DAC deposit remains open along strike and at depth. See the Company's news release dated November 28, 2005 for further details and additional disclosures.

The property is owned under a Joint Venture Agreement between Cameco (70%) and Commander (30%). Alto is acquiring Cameco's 70% interest in the joint venture and is the project operator. Mike Koziol, P.Geo., P.Eng., is Alto's Vice President of Exploration and Qualified Person. Robert J. Tremblay, P.Geo. (Quebec), is the Qualified Person supervising Alto's drill program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The Company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: February 13, 2006
TSX Venture Exchange: CMD
Shares Issued: 39,662,981
News Release: #06-03

TAM/MISTY PROPERTY AGREEMENT

Commander Resources Ltd. (CMD-TSX Venture) is pleased to announce that Teck Cominco Limited is expanding its property holdings in the Duckling Creek, central Omineca area of British Columbia through an Option Agreement with Lorne Warren and Westley Grant Luck on the 21 claim, 8400 hectare Tam/Misty property. Commander, under an agreement with Warren dated September 9, 2005, owns a 10% carried interest in the property, is entitled to 50% of any royalties received from production on the property and will receive a pro-rata share of any payments received by Warren and Luck as part of their agreement with Teck Cominco or any future third party agreement on the property (see news release #05-32, October 3, 2005).

Should Teck Cominco complete its earn-in under the agreement with Warren and Luck, Commander, in addition to its 10% carried interest, will have received staged cash payments totaling $52,500, and a maximum 1.5% Net Smelter Returns Royalty of which $250,000 is payable as an advance Royalty starting December 31, 2012. The Royalty includes a buy-down provision that, if exercised, would pay $1,000,000 to Commander.

The Tam/Misty property covers numerous copper-gold prospects including the Boundary copper deposit and the Misty porphyry copper-gold zone. Recent prospecting and mapping by Warren and Luck of the Misty prospect in areas where snow fields recently melted back has extended porphyry style copper-gold mineralization to an area measuring 400 by 1400 metres from the original 25 by 500 metre dimensions.

Mineralization is hosted by the Duckling Creek syenite complex which cuts obliquely through the central Omineca porphyry belt. Copper minerals include bornite and chalcocite, resulting in historic deposit grades in the range of 0.6% to 1% copper. Historic gold values are also significant, with values ranging from 0.1 grams per tonne gold to over 1.0 grams per tonne gold.

Through the Tam/Misty Agreement, Teck Cominco has consolidated a significant land position in the district. On January 16, 2006, Teck Cominco informed Eastfield Resources Ltd. and Lysander Minerals Corporation of their election to option the adjacent Jayjay property, which hosts the well known Lorraine Prospect and numerous other copper-gold prospects, all hosted by the same geological complex.

The Misty, Boundary and Lorraine Prospects, along with more than ten other significant copper-gold prospects, are located within 10 kilometres of each other (see CMD website at www.commanderresources.com "JV Properties").

On Behalf of the Board of Directors,

Kenneth Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.
(Registrant)

Date: February 16, 2006

/s/ Kenneth E. Leigh

By:_____

Kenneth E. Leigh, President